                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13(d)-2(a)
                                (AMENDMENT NO. 3)

                          EL PASO ENERGY PARTNERS, L.P.
                                (Name of Issuer)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                     28368B
                                 (CUSIP Number)

                                 D. MARK LELAND
                      SENIOR VICE PRESIDENT AND CONTROLLER
                              4 EAST GREENWAY PLAZA
                              HOUSTON, TEXAS 77046
                                 (832) 676-5332
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


               OCTOBER 31, 2001, APRIL 8, 2002 AND APRIL 26, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box [ ].





                       (Continued on the following pages)

CUSIP NO.  28368B                      13D                    PAGE 2 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  11,674,245

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 11,674,245
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,674,245 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                    PAGE 3 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DeepTech International Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  8,852,902

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 8,852,902
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,852,902 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                    PAGE 4 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Energy Partners Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  8,852,902

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 8,852,902
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,852,902 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                    PAGE 5 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sabine River Investors I, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  3,088,130

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 3,088,130
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,088,130 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                    PAGE 6 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Tennessee Pipeline Co.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  2,821,343

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 2,821,343
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,821,343 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                    PAGE 7 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Field Services Holding Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  2,821,343

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 2,821,343
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,821,343 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                    PAGE 8 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     EPEC Deepwater Gathering Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  2,661,870

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 2,661,870
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,661,870 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                    PAGE 9 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sabine River Investors II, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  2,661,870

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 2,661,870
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,661,870 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 3 amends our statement on Schedule 13D filed on June 11, 1999 relating to ownership of common units representing limited partner interests in El Paso Energy Partners, L.P., a Delaware limited partnership (the "Issuer"). The Issuer's principal executive offices are located at 1001 Louisiana Street, Houston, TX 77002.

ITEM 2. IDENTITY AND BACKGROUND.

         This amendment is being filed by El Paso Corporation, DeepTech International Inc., El Paso Energy Partners Company, El Paso Tennessee
Pipeline Co., El Paso Field Services Holding Company, EPEC Deepwater Gathering Company, Sabine River Investors I, L.L.C. and Sabine River Investors II, L.L.C., each being referred to herein as a "Reporting Person."

         Sabine River Investors I, L.L.C. ("Sabine I") is wholly owned by El Paso Energy Partners Company. Sabine I's only material assets are the common units it owns.

         Sabine River Investors II, L.L.C. ("Sabine II") is wholly owned by EPEC Deepwater Gathering Company. Sabine II's only material assets are the common units it owns.

         El Paso Energy Partners Company (the "General Partner") is wholly owned by DeepTech International, Inc. The General Partner's principal business is to serve as the Issuer's general partner.

         DeepTech International Inc. ("DeepTech") is wholly owned by El Paso Corporation. DeepTech International Inc.'s principal business is to serve as the holding company of the General Partner.

         EPEC Deepwater Gathering Company ("EPEC") is wholly owned by El Paso Field Services Holding Company. EPEC's principal business is to serve as the holding company of Sabine II.

         El Paso Field Services Holding Company ("EPFS Holding") is wholly owned by El Paso Tennessee Pipeline. EPFS Holding's principal business is to own, operate, acquire and construct natural gas gathering, processing and other related facilities.

         El Paso Tennessee Pipeline Co. ("El Paso Tennessee") is wholly owned by El Paso Corporation. El Paso Tennessee's principal business is to serve as the holding company of EPFS Holding.

         El Paso Corporation is a global energy company with operations that range from energy production and extraction to power generation.

         The principal business and office address of each of the Reporting Persons is 1001 Louisiana Street, Houston, Texas 77002.

         Attached as Schedule 1 hereto and incorporated herein by reference is a list of all directors and executive officers of each Reporting Person.

         (d), (e) During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         El Paso Corporation paid the Issuer $57,561,418 on the General Partner's behalf in connection with the General Partner's acquisition of the 1,477,070 common units acquired on October 31, 2001. The source of such funds was El Paso Corporation's working capital.

         Pursuant to the Contribution Agreement dated April 1, 2002, EPFS Holding contributed assets to the Issuer in exchange for 159,473 common units acquired on April 8, 2002.

         El Paso Corporation paid the Issuer $41,037,893 on the General Partner's behalf in connection with the General Partner's acquisition of the 1,083,938 common units acquired on April 26, 2002. The source of such funds was El Paso Corporation's working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         In order to maintain El Paso Corporation's approximate 26% limited partner interest in the Issuer, the General Partner elected to exercise its anti-dilution right under the Issuer's limited partnership agreement in connection with the offering and sale by the Issuer of 4,150,000 common units to the public on October 31, 2001.

         In connection with its contribution of assets to the Issuer, EPFS Holding received 159,473 common units.

         In order to maintain El Paso Corporation's approximate 26% limited partner interest in the Issuer, the General Partner elected to exercise its anti-dilution right under the Issuer's limited partnership agreement in connection with the offering and sale by the Issuer of 3,000,000 common units to the public on April 26, 2002.

         Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) The following table describes the number of common units, including Common Units issuable upon exercise or conversion of derivative securities and the percent of outstanding common units owned by each person identified in Item
2. All percentages are based on the 43,984,885 Common Units issued and outstanding on April 29, 2002.

                                                                                     Total
                                                             Derivative    ---------------------------
Holder                                       Common Units    Securities       Number           %(1)
------                                       ------------   ------------   ------------   ------------

El Paso Corporation(2)                         11,674,245             --     11,674,245           26.5%
DeepTech International, Inc.(3)                 8,852,902             --      8,852,902           20.1%
El Paso Energy Partners Company(3)              8,852,902             --      8,852,902           20.1%
El Paso Tennessee Pipeline Co.(4)               2,821,343             --      2,821,343            6.4%
El Paso Field Services Holding Company(4)       2,821,343             --      2,821,343            6.4%
EPEC Deepwater Gathering Company(5)             2,661,870             --      2,661,870            6.1%
Sabine River Investors I, L.L.C                 3,088,130             --      3,088,130            7.0%
Sabine River Investors II, L.L.C                2,661,870             --      2,661,870            6.1%


----------

(1) In accordance with SEC regulations under Section 13(d) of the Securities Exchange Act of 1934, as amended, the percent shown in this column for each Common Unit holder represents the number of Common Units owned by such holder plus the derivative securities (on an as converted basis) owned by such holder divided by the number of Common Units outstanding plus the number of derivative securities (on an as converted basis) owned by such holder.

(2) Includes 3,088,130 common units owned directly by Sabine II, 2,661,870 common units owned directly by Sabine II, 5,754,772 common units owned directly by the General Partner, and 159,473 common units owned directly by EPFS Holding.

(3) Includes 3,088,130 common units owned directly by Sabine I and 5,754,772 common units owned directly by the General Partner.

(4) Includes 2,661,870 common units owned directly by Sabine II and 159,473 common units owned directly by EPFS Holding.

(5) Includes 2,661,870 common units owned directly by Sabine II.

         (b) Each person identified in (a) above has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Units beneficially owned by such person.

         (c) Except as otherwise described herein, none of the persons identified in (a) above have effected any transactions in Common Units during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The General Partner serves as general partner of the Issuer in accordance with the Second Amended and Restated Agreement of Limited Partnership of the Issuer effective as of August 31, 2000, previously filed as
Exhibit 3.8 to the Issuer's Current Report on Form 8-K dated March 6, 2001, and incorporated herein by reference.

         Sabine I, which holds 3,088,130 common units, and Sabine II, which holds 2,661,870 common units, are party (together with other subsidiaries of El Paso Corporation) to a credit agreement with Trinity River Associates, L.L.C. The common units held by Sabine I and Sabine II are part of the collateral security for such credit agreement.

         The General Partner has pledged its general partner interest in the Issuer pursuant to the Issuer's Fifth Amended and Restated Credit Agreement dated as of May 24, 2001, previously filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and incorporated herein by reference.

         EPFS Holding acquired 159,473 common units pursuant to a Contribution Agreement dated April 1, 2002 with the Issuer, previously filed as Exhibit 10.0 to the Issuer's Current Report on Form 8-K dated April 22, 2002 and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement among El Paso Corporation, DeepTech International Inc., El Paso Energy Partners Company, El Paso Tennessee Pipeline Company, El Paso Field Services Holding Company, EPEC Deepwater Gathering Company, Sabine River Investors I, L.L.C. and Sabine River Investors II, L.L.C.

Exhibit 2: List of all directors and executive officers of each of El Paso Corporation, DeepTech International Inc., El Paso Energy Partners Company, El Paso Tennessee Pipeline Company, El Paso Field Services Holding Company, EPEC Deepwater Gathering Company, Sabine River Investors I, L.L.C. and Sabine River Investors II, L.L.C.

Exhibit 3: A copy of the Second Amended and Restated Partnership Agreement of the Issuer was previously filed as Exhibit 3.8 to the Issuer's Current Report on Form 8-K dated March 6, 2001, and is incorporated herein by reference.

Exhibit 4: A copy of the Issuer's Fifth Amended and Restated Credit Agreement was previously filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

Exhibit 5: A copy of the Contribution Agreement between EPFS Holding and the Issuer was previously filed as Exhibit 10.0 to the Issuer's Current Report on Form 8-K dated April 22, 2002, and is incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  May 9, 2002              El Paso Energy Partners Company


                                    By: /s/ D. MARK LELAND
                                       -------------------------------------
                                    Name:  D. Mark LeLand
                                    Title: Senior Vice President and Controller


Dated:  May 9, 2002              DeepTech International Inc.


                                    By: /s/ D. MARK LELAND
                                       -------------------------------------
                                    Name:  D. Mark LeLand
                                    Title: Senior Vice President and Controller

Dated:  May 9, 2002              El Paso Corporation


                                    By: /s/ JEFFREY I. BEASON
                                        -------------------------------------
                                    Name:  Jeffrey I. Beason
                                    Title: Senior Vice President and Controller


Dated:  May 9, 2002              El Paso Field Services Holding Company


                                    By: /s/ D. MARK LELAND
                                       -------------------------------------
                                    Name:  D. Mark Leland
                                    Title: Senior Vice President and Chief
                                             Financial Officer


Dated:  May 9, 2002              El Paso Tennessee Pipeline Co.


                                    By: /s/ JEFFREY I. BEASON
                                       -------------------------------------
                                    Name:  Jeffrey I. Beason
                                    Title: Senior Vice President and Controller

Dated:  May 9, 2002                    EPEC Deepwater Gathering Company


                                        By: /s/ D. MARK LELAND
                                           -------------------------------------
                                        Name:  D. Mark LeLand
                                        Title: Senior Vice President and
                                                 Chief Financial Officer


Dated:  May 9, 2002                    Sabine River Investors I, L.L.C.
                                            by its sole member,
                                            El Paso Energy Partners Company


                                            By: /s/ D. MARK LELAND
                                               ---------------------------------
                                            Name:  D. Mark LeLand
                                            Title: Senior Vice President and
                                                     Controller


Dated:  May 9, 2002                    Sabine River Investors II, L.L.C.
                                            by its sole member,
                                            EPEC Deepwater Gathering Company


                                            By: /s/ D. MARK LELAND
                                               ---------------------------------
                                            Name:  D. Mark Leland
                                            Title: Senior Vice President and
                                                     Chief Financial Officer

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

  1.* Joint Filing Agreement among El Paso Corporation, DeepTech International Inc., El Paso Energy Partners Company, El Paso Tennessee Pipeline Co., El Paso Field Services Holding Company, EPEC Deepwater Gathering Company, Sabine River Investors I, L.L.C. and Sabine River Investors II, L.L.C.

  2.* List of all directors and executive officers of each of El Paso Corporation, DeepTech International Inc., El Paso Energy Partners Company, El Paso Tennessee Pipeline Company, El Paso Field Services Holding Company, EPEC Deepwater Gathering Company, Sabine River Investors I, L.L.C. and Sabine River Investors II, L.L.C.

  3. A copy of the Second Amended and Restated Partnership Agreement of the Issuer was previously filed as Exhibit 3.8 to the Issuer's Current Report on Form 8-K dated March 6, 2001, and is incorporated herein by reference.

  4. A copy of the Issuer's Fifth Amended and Restated Credit Agreement was previously filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

  5. A copy of the Contribution Agreement between EPFS Holding and the Issuer was previously filed as Exhibit 10.0 to the Issuer's Current Report on Form 8-K dated April 22, 2002, and is incorporated herein by reference.


----------
* Filed herewith.